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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                        COMMISSION FILE NUMBER: 000-24197



                           NOTIFICATION OF LATE FILING


             (CHECK ONE): /X/ FORM 10-KSB / / FORM 11-K / / FORM 2-F
                         / / FORM 10-QSB / / FORM N-SAR

                                FOR PERIOD ENDED:

                                  JUNE 30, 2000

      / / TRANSITION REPORT ON FORM 10-K / / TRANSITION REPORT ON FORM 10-Q / / TRANSITION REPORT ON FORM 20-F / / TRANSITION REPORT ON FORM N-SAR
                       / / TRANSITION REPORT ON FORM 11-K

                          FOR TRANSITION PERIOD ENDED:


             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,
             IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:



                         PART I. REGISTRANT INFORMATION

                             FULL NAME OF REGISTRANT

                            DELSOFT CONSULTING, INC.

                            Former name if applicable

            Address of principal executive office (Street and Number)

                                 106 Bombay Lane
                                 ---------------
                            City, State and Zip Code

                             Roswell, Georgia 30076
                            ------------------------

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                        PART II. RULE 12b-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12-b25 (b), the following should be completed. (Check box if appropriate).

[X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-KSB, will be filed on or before fifteen calendar days following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant requires additional time to finalize certain disclosure information necessary to accurately complete Form 10-KSB for the period ended June 30, 2000 because its financial results changed so significantly from the prior fiscal year. Registrant will file Form 10-KSB on or before October 13, 2000.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Brian Koch        (317)            860-1212
                  ---------         ----             --------
                  (Name)            (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 of 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  /X / Yes  / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  /X/ Yes  / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached).









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Changes in Results of Operations for Fiscal Year Ended June 30, 2000

         The Company had a significant change in its results of operations for the year ended June 30, 2000 as compared to the results of operations for the year ended June 30, 1999. In September 1999, management decided to redirect the Company's sales and marketing efforts primarily to Internet software development and e-commerce consulting and, in January 2000, it decided to abandon substantially all of the Company's activities related to "Year 2000" compliance, including the international marketing efforts for the Company's NYE 2000 software product. As a result, the Company's statements of operations for the year ended June 30, 2000 includes a charge of $703,598 (or $.06 per share) for the write-off of the unamortized portion of the intangible assets arising from the acquisition of NYE 2000. In addition, in December 1999, management decided to terminate the Company's negotiations for the proposed acquisition of a computer consulting company. As a result, the Company's statements of operations for the year ended June 30, 2000 includes a charge for the write-off of $112,593 (or $.01 per share) for the costs related to the terminated acquisition.

     The Company's revenues decreased approximately 29%, from $8,000,000 in 1999 to approximately $5,700,000 in 2000. This decrease in revenues was primarily attributable to a reduction in the total number of IT professionals on existing client projects as the Company transitioned from Year 2000 engagements to e-commerce services.

         Direct project costs consist primarily of salaries and employee benefits for billable IT professionals as well as the cost of the independent contractors used by the Company. Direct project costs decreased approximately 29%, from approximately $5,600,000 in 1999 to approximately $4,000,000 in 2000. This decrease is primarily attributable to a reduction in the total number of IT professionals on existing client projects and is in line with the reduction of net revenue. Selling, general and administrative expenses, which consist of costs associated with the Company's sales and marketing efforts, executive management, finance and human resource functions, facilities and telecommunications costs and other general overhead expenses, did not decrease commensurately, however. Selling, general and administrative expenses increased 4% from approximately $2,700,000 in 1999. This increase, while partially offset by a decrease in certain selling, general, and administrative expenses required to implement and support the Company's Year 2000 sales and marketing strategies, was primarily attributable to substantial increases in the infrastructure required to support the Company's e-commerce consulting and project implementation services.

         The Company ceased its operations in Canada during March 1999 and transferred all of the remaining Canadian assets to the United States. The nonrecurring loss from the Canadian operations of $186,211 (or $.02 per share) in 1999 and $68,836 (or $.01 per share) in 2000 has been included in other expenses.

         As a result of the above, the Company's net loss after taxes for the year ended June 30, 2000, increased approximately 442%, from a net loss of ($360,000) in 1999 to a net loss of ($1,950,000) in 2000.



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                            DELSOFT CONSULTING, INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:


September 29, 2000


By :


/s/ Brian Koch
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Brian Koch
President, Director